Filed by First Merchants Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: First Savings Financial Group, Inc.

Commission File No: 001-34155

Date: September 25, 2025

September 25, 2025

Fellow First Savings Bank team members:

Today marks a milestone as we announce the planned partnership between First Savings Bank and First Merchants Bank, pending approval from shareholders and regulators.

A New Chapter with First Merchants Bank

Change can be challenging, and blending organizations takes time, care, and commitment. That’s why we’re approaching this transition with transparency and collaboration.

We’re proud to incorporate First Savings Bank into First Merchants Bank, an organization known for its strong community roots and long-term client relationships. While our cultures may differ in some ways, we share much in common united by a shared purpose: to empower customers and communities with the tools, resources, and support they need to thrive.

What This Means for You:

•	Expanding Our Reach: First Savings Bank will become part of First Merchants establishing our Southern Indiana region, strengthening our presence and deepening our impact.

•	Growing Our Capabilities: Together, we’ll be better equipped to manage costs and deliver enhanced services, technologies, and benefits.

•	Elevating the Client Experience: Clients will gain access to a broader suite of offerings, including expanded commercial lending, wealth management services, and upgraded digital tools.

•	Staying True to Our Commitments: While the name will change, our dedication to strong relationships and attentive service remains steadfast.

We anticipate finalizing the legal partnership in early 2026, with system integration expected in the first half of the year. Until then, it is business as usual. You will continue to use the same tools and serve your clients with the same dedication they have come to trust.

We are excited to welcome you to First Merchants and look forward to building a future together—one that honors the legacy of First Savings Bank and embraces the opportunities ahead.

Warmly,

Warmly,

Mark Hardwick	Larry W. Myers
CEO, First Merchants Bank	CEO, First Savings Bank

Your welcome packet includes:

Message from First Merchants CEO Mark Hardwick	1

Forward-Looking Statement	3

Who is First Merchants	4

First Merchants History	5

First Merchants Map & Leadership	6

First Merchants Connection Points & Development	8

Q&A and Talking Points	11

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward- looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger between First Merchants and First Savings, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the proposed merger, as well as other statements of expectations regarding the proposed merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the proposed merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and First Savings will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the proposed merger may not be fully realized or realized within the expected time frame; revenues following the proposed merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the proposed merger; the ability to obtain required regulatory approvals or the approval of First Savings’ common shareholders, and the ability to complete the proposed merger on the expected timeframe; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit-worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity (including the ability to grow and maintain core deposits and retain large uninsured deposits), credit and interest rate risks associated with First Merchants’ business; the impacts of epidemics, pandemics or other infectious disease outbreaks; and other risks and factors identified in each of First Merchants’ filings with the SEC. Neither First Merchants nor First Savings undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this document. In addition, the companies’ respective past results of operations do not necessarily indicate their anticipated future results, whether or not the proposed merger is completed.

ADDITIONAL INFORMATION

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. First Merchants will file a Registration Statement on Form S-4 with the SEC in connection with the Merger that will include a Proxy Statement for First Savings and a Prospectus for First Merchants, as well as other relevant documents concerning the proposed transaction, which, when finalized, the Proxy Statement - Prospectus will be submitted to First Savings common shareholders to solicit their vote on the Merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT - PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CONCERNING THE MERGER, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, this document and other documents relating to the Merger filed by First Merchants and First Savings can be obtained free of charge from the SEC’s website at www.sec.gov. First Merchants and First Savings and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the common shareholders of First Savings in connection with the proposed Merger. Information about the directors and executive officers of First Merchants is set forth in the proxy statement for First Merchants’ 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2025, which information has been updated by First Merchants from time to time in subsequent filings with the SEC. Information about the directors and executive officers of First Savings will be set forth in the Proxy Statement for the First Savings 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 8, 2025. Additional information regarding the interests of these participants, including First Savings’ officers and directors, will also be included in the Proxy Statement-Prospectus regarding the proposed Merger when it becomes available.

PRO FORMA AND PROJECTED INFORMATION

This document contains certain pro forma and projected financial information, including projected pro forma information, which reflects First Merchants’ current expectations and assumptions. This pro forma information is for illustrative purposes only and should not be relied on as necessarily being indicative of future results. The assumptions and estimates underlying the pro forma information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those in the “Forward Looking Statements” disclaimer. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the proposed acquisition or that actual results will not differ materially from those presented in the pro forma information.

NON-GAAP FINANCIAL MEASURES

This document contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, First Merchants Corporation has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

ORGANIZATIONAL CLARITY

OUR TEAM

We are a collection of dynamic colleagues with diverse experiences and perspectives who share a passion for positively impacting lives. We are genuinely committed to attracting and engaging teammates of diverse backgrounds. We believe in the power of inclusion and belonging.

OUR BRAND PROMISE

Helping you prosper.

HISTORY OF GROWTH

For more than 130 years, First Merchants has been building a bank that’s different. One that’s focused on the needs of our customers through attentive banking. In fact, an advertisement from 1914 reads, “The bank of personal service is one of the business creeds of our bank. It is the desire of the management to extend individual service to each one of its customers, to give courteous and watchful attention to their individual needs.”

While much has changed about banking since our 1893 beginnings and even since that 1914 advertisement, our commitment to attentive service is unwavering.

ACQUISITION TIMELINE

Prosper Together FRME Locations FSFG Locations Michigan Monroe MSA Rank: 1 Detroit MSA Rank: 11 Deposits: $2.5B Loans: $2.9B Northwest Indiana Lake County Rank: 5 Lafayette MSA Rank: 2 Deposits: $2.9B M i c h i gan Loans: $2.2B 2Q 2025 FINANCIAL RESULTS is Northeast Indiana o I n di an a Muncie MSA Rank: 1 Ft Wayne MSA Rank: 5 Deposits: $4.8B Illin Loans: $2.1B $18.6 BILLION YTD ROAA: 1.22% Total Assets O hi o YTD RETURN ON TCE: 14.30% Indianapolis $ 13.3 BILLION TCE/TA: 8.92% Indianapolis MSA Rank: 7 Columbus Deposits: $3.9B Columbus MSA Rank: 15 Total Loans Loans: $4.7B Deposits: $0.7B MARKET CAP: $2.2B Loans: $1.4B DIVIDEND YIELD: 3.68% Southern Indiana $ 14.8 BILLION Louisville MSA* Rank: 2 Washington, IN MSA Rank: 2 Total Deposits PRICE / TANGIBLE BOOK: 1.37x Deposits: $1.7B Loans: $2.0B PRICE / LTM EPS: .9x K en t u cky $ 5.8 BILLION Assets Under Advisement* *Includes $3.9 billion in assets under management; Note: MSA and County ranking per FDIC. Map includes all FRME locations excludes $3.1 billion in custody assets including branches, LPOs and administrative centers. *Louisville MSA Includes only Indiana counties classified as part of the Louisville/Jefferson County, KY-IN MSA (Clark, Floyd, Harrison and Washington counties). Banking Centers: 111 Indiana, Ohio, and Michigan Asset CAGR $21.0 $18.3 $18.3 $18.6 $17.9 $15.5 $14.1 $12.5 $9.9 $9.4 $6.8 $7.2 $5.8 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2Q25 Pro Forma1 1Pro forma as 940554 of June 30, 2025; -001 excludes purchase accounting 24Sep25 adjustments 18:47. Page 7 Note: Asset CAGR includes pro forma total as of June 30, 2025. Data Source: S&P Global Market Intelligence; Company Filings. 6

OUR EXECUTIVE MANAGEMENT TEAM

Mark Hardwick
Executive Vice President
Chief Executive Officer

Mike Stewart
Executive Vice President
President

Michele Kawiecki
Executive Vice President
Chief Financial Officer

John Martin
Executive Vice President
Chief Credit Officer

Joe Peterson
Executive Vice President
Chief Commercial Officer

Steve Harris
Executive Vice President
Chief Human Resources Officer

Carrie Valek
Executive Vice President
President Consumer Banking

Michael Joyce
Executive Vice President
President Private
Wealth Advisors

Mike Hurst
Senior Vice President
Executive Director Regional
Commercial Banking

Chad Kimball
Senior Vice President
Chief Risk Officer

Stephan Fluhler
Senior Vice President
Chief Information Officer

Scott McKee
Senior Vice President
Chief Corporate Social
Responsibility Officer

Nicole Weaver
First Vice President
Director Corporate
Administration

Prosper Together O U R E X E C U T I V E M A N AG E M E N T T E A M Mark Hardwick Mike Stewart Michele Kawiecki John Martin Executive Vice President Executive Vice President Executive Vice President Executive Vice President Chief Executive Officer President Chief Financial Officer Chief Credit Officer Joe Peterson Steve Harris Carrie Valek Michael Joyce Executive Vice President Executive Vice President Executive Vice President Executive Vice President Chief Commercial Officer Chief Human Resources Officer President Consumer Banking President Private Wealth Advisors Mike Hurst Chad Kimball Stephan Fluhler Senior Vice President Senior Vice President Senior Vice President Executive Director Regional Chief Risk Officer Chief Information Officer Commercial Banking Scott McKee Nicole Weaver 940554-001 24Sep25 Senior Vice President 18:47 First Vice Page resident 8 Chief Corporate Social Director Corporate 7 Responsibility Officer Administration

CONNECTION POINTS

Town Halls & Quarterly Earnings Webcast

We connect with our team across the footprint through Town Halls and provide corporate updates through our quarterly earnings webcasts. These are all ways to remain connected to our focus, progress and achievements.

LaunchPad & The FIRST Word

Stay connected with company news, latest updates, announcements and more through our Sharepoint intranet called “LaunchPad”. On LaunchPad we distribute a corporate newsletter called The FIRST Word. Mark Hardwick, CEO and Mike Stewart, President share key focuses and important company updates.

Building Communities – Monthly Teams Calls

Join us each month for a dedicated time to strengthen our workplace connections and foster a sense of community. These gatherings create a safe and supportive space for open dialogue, personal growth, and collective learning.

Employee Resource Groups (ERGs)

ERGs are voluntary, employee-led groups bringing together individuals with shared interests or experiences within the workplace. They foster inclusion, offer support and promote cultural awareness. With monthly calls and open to all teammates, ERGs offer a place of belonging at work.

DEVELOPMENT OPPORTUNITIES

Career Growth Plans

We believe that when it comes to individual performance, we need to ensure that training and development opportunities enhance individual performance and support continuous learning at all levels. As a result, we encourage the use of the Career Growth Plan (CGP) to guide individual training and development activities.

The Leadership Experience

The Leadership Experience provides any employee with the opportunity to enhance their leadership skills based on the FMB Leadership Competency Model. Development opportunities are delivered through two learning paths:

Explore: Self-paced learning modules based on First Merchants’ leadership competencies

Explore LIVE: Bi-monthly podcast style session with leaders and experts

MyLO (My Learning Online)

MyLO is a centralized digital platform where teammates can access training, courses, certifications and personalized learning paths to enhance their skills and knowledge.

LinkedIn Learning

Over 10,000 courses available for all First Merchants teammates with personalized recommendations for development, expert instructors, learning plans. Topics range from business to creative topics to technology. All courses are linked through MyLO tracking all of your development in one spot.

MBTI

Discover your strengths and build cohesive teams through Myers-Briggs Type Indicator assessments. Explore conflict management, inclusive leadership sessions and emotional intelligence workshops.

Crucial Conversations

Master high stakes conversations and task management through Crucial Conversations and Getting Things Done workshops.

FIRST SAVINGS BANK & FIRST MERCHANTS BANK PARTNERSHIP

Overview

Subject to shareholder and regulatory approval, First Savings Bank will merge with First Merchants Bank. This partnership will create a $21 billion financial institution focused on relationship-driven community banking striving to become the highest performing bank in every market we serve.

Key Talking Points

•	Both companies are committed to attentive banking, long-term relationships, and community involvement.

•	First Savings Bank will be integrated into First Merchants’ Indiana footprint establishing the Southern Indiana region and providing robust growth opportunities in Southern Indiana.

•

First Merchants Corporation is currently a $18 billion financial services holding company—the largest Indiana bank headquartered in Central Indiana. Looking forward, our bank will have approximately $21 billion in combined assets.

•	First Merchants has a solid balance sheet with a history of strong earnings, and—most importantly—has been serving and providing trusted advice in the Hoosier state for over 130 years.

•	For customers, the most important thing we can do is confirm they will receive the same proactive guidance, integrity, and honesty they have come to expect.

•

This combination would support broader access to diverse product and service offerings, including higher commercial lending limits, robust consumer banking technology / product, a full suite of wealth management and private banking services, enhanced online and mobile banking solutions, and more.

We intend to finalize the combination of First Savings Bank and First Merchants Bank in the first half of 2026 pending the necessary approvals.

1.	The boards of both companies have already signed an agreement to merge.

2.	Next, we plan to get approval from regulators and the shareholders of First Savings Bank.

3.	We look forward to finalizing the combination once final approvals are obtained.

KEY EMPLOYEE QUESTIONS

Employment & Job Security

Will my job be retained or eliminated?

•

As with any transaction like this, there will be an overlap in corporate functions that will result in job eliminations. We will be finalizing the corporate organization structure over the next 35 days and will be communicating with employees throughout that process.

Will there be layoffs, and if so, when and how will they be communicated?

•

To make this acquisition work, we must achieve synergies and reduce costs. There will be changes that will affect some jobs. How many changes and where they occur will take some time to determine. However, we expect the largest changes will be in corporate functions because that’s where most overlap traditionally exists. Final decisions will be made over the next 30–35 days and communicated first to impacted employees, then to the broader community.

Will my role or responsibilities change?

•

Transitions like this will affect roles and responsibilities. It is possible a similar role at each organization may look a little different from each other. After evaluating all roles and responsibilities, we will communicate impacts to individuals.

Will there be opportunities for advancement in the new organization?

•

Absolutely. First Merchants is deeply committed to employee growth and career development. With approximately 80 open positions across the company, there are frequent opportunities for internal advancement. In addition, we offer a wide range of professional development programs and leadership pathways that empower employees to grow their skills and take the next step in their careers.

Compensation & Benefits

Will my salary and incentive plans remain the same?

•

From now to legal close, First Savings Bank compensation and incentive plans will remain unchanged. Interim plans will be introduced in the coming months—with clear communication and ample notice to ensure a smooth transition.

What happens to my existing retirement plan (401k or other plans)?

•

As we transition legacy First Savings plans to First Merchants plans, we will communicate, inform and educate on how employees can benefit most in features and value to grow your savings and fully leverage offered plans. 401k will not transition immediately, and employees will be well informed of scheduled changes well before they happen.

Will my health insurance and other benefits change?

•

Health insurance and benefits will not change immediately. We will transition employees onto common compensation and benefits plans during First Savings Bank’s typical open enrollment period (in April 2026.) Until that time, employees will continue to have compensation and benefits plans like what they have today.

Will accrued vacation, sick leave, or other PTO be honored?

•

Yes. Current vacation, PTO, and holiday policies will remain through 2025. As we prepare for 2026, Human Resources will share updated guidelines and support you through the transition. In the meantime, coordinate planned time off with your manager.

Culture  & Integration

Who is First Merchants?

•

First Merchants is the largest financial services company headquartered in Central Indiana, with over 111 locations in Indiana, Michigan, and Ohio. First Merchants’ community banking history dates to 1893, with experience spanning more than 130 years. First Merchants provides customers with financial services delivered locally by bankers who are known and trusted in their communities. Like First Savings Bank, First Merchants takes pride in building deep, lifelong relationships with clients through personal service and a relationship- driven approach. The First Merchants brand family includes First Merchants Bank and First Merchants Private Wealth Advisors with a full suite of wealth management and private banking services.

Why is this happening?

•

This partnership creates a stronger organization with an effective strategy to grow revenue and reduce operating costs. Both banks believe in alignment that makes us more resilient through dedication to client-centric delivery of banking. We believe we are better prepared to deliver that strategy if we do it together.

Can we talk about this outside of the company?

•

Yes, today’s announcement will generate interest among our clients, investors, and community members. We ask that you avoid speculating, and if approached by a member of the media, refer them to media@firstmerchants.com.

What is the culture like?

•

Culture is better experienced than explained, but at our core, we are an Indiana-based bank with a midwestern grounding of values, service and care. We consider ourselves “real” people serving “real” clients. Business owners, consumers, and communities are our focus and to successfully help them, an authentic spirit of collaboration and drive for success are required. We also know it takes a diverse team of talented individuals to deliver that value.

How will the two cultures be integrated?

•

Getting to know each other is critical to combining our organizations. While transitions will focus on integrating First Savings into First Merchants’ systems, products and technology, the heart of First Savings will help make our combined company richer and more diverse. We will learn from each other during this process. First Savings best practices will be considered and implemented where possible. Over the next year or so, we will evolve into a better organization because of our combined talents.

Will there be training or onboarding to help us adapt?

•

Absolutely. In the weeks and months prior to Integration, we will offer systems, product and process training personalized to your role and responsibilities. Mentors or ambassadors will be assigned to help provide personalized support and training to help you through the change. Schedules will be defined in the coming weeks, and you can expect training to be delivered early in 2026.

How would you describe the work-life balance at First Merchants?

•	First Merchants supports a flexible and hybrid work environment, recognizing that while we’re “better together,” remote work is a valuable and competitive part of our workplace culture.

Operational Changes

Will our branch or office locations remain open?

•

While there are no current plans to close offices, as always, we will take the necessary steps to manage our business in the best interests of our customers and shareholders and treat our employees with fairness and respect. After the integration is complete, First Savings clients will benefit from access to even more locations throughout Indiana and when traveling to neighboring states such as Michigan, and Ohio.

Will our systems and tools change (e.g., CRM, core banking systems)?

•

As with any transaction like this, there are always system and tool changes. Even if systems are similar, the look and feel may be different. Our training team and ambassadors will equip you to be successful.

When will I be able to use First Merchants Banking Centers?

•	We expect our systems to be integrated in the first half of 2026. Until then, you should continue to use First Savings locations as usual.

How will customer accounts and services be affected?

•

For now, it’s business as usual. Customers may do their banking as usual, using their existing account numbers, logins, etc. As we prepare to finalize our partnership, we’ll be evaluating accounts and planning to integrate our systems. Most account numbers won’t change following integration, unless they are duplicates. We pledge to communicate any necessary changes to you and the customer in a clear and timely manner.

Communications & Transition

Who can we contact with questions or concerns?

•

Your best bet is starting with your manager. As soon as any decisions are finalized, we will communicate them. In the first few months leading up to integration, First Merchants will set up a way for private questions to be asked.

How will updates be communicated during the transition?

•	We will be communicating through the integration team and managers for department-specific communication and using the existing First Savings intranet, meetings and email for general communication.

Will there be town halls or Q&A sessions?

•

Yes. When the time is right, we will offer sessions to help legacy First Savings employees interact with legacy First Merchants team. It will be a chance to ask questions, hear from leaders and connect with our culture.

Is there a timeline for the integration process?

•

Yes. The boards of both companies have already signed an agreement to merge. Next, we plan to get approval from regulators and the shareholders of First Savings Bank. We look forward to finalizing the combination once final approvals are obtained and we expect the full process to take 4-6 months.

My question isn’t addressed here. Where can I ask additional questions?

•	ProsperTogether@firstmerchant.com